Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

April 25, 2007

Elaine Wolff, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

China Multimedia, Inc.

Form 10-SB

Filed on January 5, 2007

File No. 0-52388

Dear Ms Wolff:

China MultiMedia, Inc. has today filed an amendment to its registration statement on Form 10-SB.

On behalf of China MultiMedia, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated February 2, 2007:

General Comments

1.

Please note that the Form 10-SB goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and refiling a new Form 10-SB including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of f1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

This comment is noted.

Item 1 – Description of Business, page 2

General

2.

Please consider disclosing the address of your website in this section.  Refer to Item 101(c)(3) of Regulation S-B.

We do not have a website.

CMI’s Business Opportunities Program, page 2

3.

You state that pursuant to the terms of your agreement with DNAF, you will attempt to establish new business opportunities for DNAF by identifying, locating and introducing potential clients (the “D-Clients”) in need of the FWPDH service, to DNAF.  Please revise to note whether you plan to offer these services to companies other than DNAF or if this is an exclusive agreement.  Further, with a view toward disclosure, please tell us the natural persons who control DNAF and their relationship with you or your affiliates.

We do not currently plan to offer these services to other companies, but our agreement with DNAF is non-exclusive so we could offer the services to other companies if we wished to do so.   This disclosure has been added to the registration statement.  We have added the natural person who controls DNAF as well as the fact that we have no relationship to them.

4.

In the second paragraph, you state that “[p]ursuant to the terms of the Agreement, as compensation for CMI’s efforts, CMI is entitled to 40% of the initial commission that DNAF receives from any D-Client or other business opportunity that CMI establishes for DNAF.” Please revise to further explain “initial commission.”

The term “initial commission” has been replaced with “fee.”  This references the fee charged to the D-Client by DNAF.

Competition, page 3

5.

Please revise to disclose your competitive position and your principal methods of competition (e.g., price or service).  This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist.  Refer to Item 101(b)(4) of Regulation S-B.

Our management has been in the financial market for years, and they have built up a good relationship with market data vendors, international financial institutions, and potential customers.

Risk Factors, page 3

6.

You state that “the risks described below are not the only ones that we face.”  Please revise this statement to clarify that you have disclosed all material risks.

The form has been revised in response to this comment.

7.

Please revise the risk factor headings to describe each risk being presented.  For example, but without limitation, we note the heading entitled, We are dependent upon one Vendor.

The risks factors have been revised in response to this comment.

Plan of Operation, page 9

8.

Please amend to disclose as a critical accounting policy how you intend to account for service revenues.  Refer to FR-72.

CMI derives its revenue from fees for services provided in relation to identifying, locating and introducing potential clients to CMI’s clients. In all cases, revenue is recognized when earned and realizable.  Revenue is recognized when a contract is signed between CMI’s client and the client successfully introduced by CMI.  Revenue includes reimbursements of out-of-pocket expenses incurred by CMI.

9.

On page 10, you state that “you will need to raise an additional $100,000 for hiring employees and other general and administrative costs of operation within the next twelve months.”  On page 11, you state that you “will spend approximately $10,000 on new equipment such as computers and office facilities and recruit 1 new employee over the next 12 months.”  Please reconcile these disclosures.

The second reference was a typo and should have read “$100,000.”  This mistake has been corrected.

Liquidity and Capital Resources, page 11

10.

Please revise this section to note that your auditors have expressed substantial doubt about your ability to continue as a going concern.

This section has been amended accordingly.

11.

Please revise to more fully describe your anticipated start-up costs, the total estimated cost of your start-up activities, and the cost of each step that you will take to implement such plan.  Also, please disclose all material commitments for capital expenditures that you have entered into.

The total estimated cost is $100,000.  We have not entered into any material commitments for capital expenditures.  This information has been added to the report.

Item 3.  Description of Property, page 12

12.

Please revise to note why you are not required to pay the rent on the office space provided to you by Easterly.  This discussion should include, but not be limited to, whether you will provide Easterly with any other type of compensation.

We do not pay rent on the office space because our president is the managing director of Easterly, from whom we rent space, and he provides this service to us free of charge.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 12

13.

Please revise to note Wilson Kin Cheung’s business experience during the previous five years.  Refer to Item 401(a) of Regulation S-B.

A new biography for Mr. Cheung has been inserted.

Part II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 15

14.

We note your statement that “affiliates of a blank check company such as us” and their transferees are not entitled to rely on the exemption from registration provided by Rule 144.  Please tell us your basis for concluding that you are a blank check company.

This sentence has been deleted.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 20

15.

In accordance with Rule 2-02 of Regulation S-X, the auditor should indicate the city and state where the report was issued.  Please have your auditor revise their report to provide comparable information.

The report was issued in Hong Kong, China.

Part III

Exhibits

16.

Please file a specimen stock certificate and any other instruments defining the rights of security holders.  Refer to Item 2 in Part III of Form 1-A.

A specimen stock certificate has been attached as an exhibit.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com

GSJ:gc